                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)

                               MOLEX INCORPORATED
                               ------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.05 PER SHARE
                     --------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    608554101
                                    ---------
                                 (CUSIP NUMBER)

                          KREHBIEL LIMITED PARTNERSHIP
                              2222 WELLINGTON COURT
                              LISLE, ILLINOIS 60532
                           ATTN: FREDERICK A. KREHBIEL
                                 (630) 527-4335
                  ---------------------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                October 16, 2006
                                ----------------
                          (DATE OF EVENT WHICH REQUIRES
                            FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 608554101                    13D                          Page 2 of 11


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

1    NAMES OF REPORTING PERSONS                     Krehbiel Limited Partnership
     I.R.S. IDENTIFICATION NOS. OF                           36-3889820
     ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX                                           (a) [ ]
     IF A MEMBER OF A GROUP (See Instructions)                           (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)                                       00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                               [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION                               Illinois
--------------------------------------------------------------------------------
 NUMBER OF     7    SOLE VOTING POWER                                 21,407,343
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER                                        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER                            21,407,343
 REPORTING     -----------------------------------------------------------------
PERSON WITH    10   SHARED DISPOSITIVE POWER                                   0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            21,407,343
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                21.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON                                             PN
--------------------------------------------------------------------------------

CUSIP No. 608554101                    13D                          Page 3 of 11


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                               MOLEX INCORPORATED
                               ------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.05 PER SHARE
                     --------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    608554101
                                    ---------
                                 (CUSIP NUMBER)

                              FREDERICK A. KREHBIEL
                              2222 WELLINGTON COURT
                              LISLE, ILLINOIS 60532
                                 (630) 527-4335
                  ---------------------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                October 16, 2006
                                ----------------
                          (DATE OF EVENT WHICH REQUIRES
                            FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

CUSIP No. 608554101                    13D                          Page 4 of 11


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

1    NAMES OF REPORTING PERSONS                            Frederick A. Krehbiel
     I.R.S. IDENTIFICATION NOS. OF
     ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX                                           (a) [ ]
     IF A MEMBER OF A GROUP (See Instructions)                           (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)                                       00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                               [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION                                    USA
--------------------------------------------------------------------------------
 NUMBER OF     7    SOLE VOTING POWER                                5,280,071.5
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER                                     3745
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER                           5,280,071.5
 REPORTING     -----------------------------------------------------------------
PERSON WITH    10   SHARED DISPOSITIVE POWER                                3745
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,283,816.5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     5.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                                 IN
--------------------------------------------------------------------------------

CUSIP No. 608554101                    13D                          Page 5 of 11


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                               MOLEX INCORPORATED
                               ------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.05 PER SHARE
                     --------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    608554101
                                    ---------
                                 (CUSIP NUMBER)

                              JOHN H. KREHBIEL, JR.
                              2222 WELLINGTON COURT
                              LISLE, ILLINOIS 60532
                                 (630) 527-4201
                  ---------------------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                October 16, 2006
                                ----------------
                          (DATE OF EVENT WHICH REQUIRES
                            FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

CUSIP No. 608554101                    13D                          Page 6 of 11


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

1    NAMES OF REPORTING PERSONS                            John H. Krehbiel, Jr.
     I.R.S. IDENTIFICATION NOS. OF
     ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX                                           (a) [ ]
     IF A MEMBER OF A GROUP (See Instructions)                           (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)                                       00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                               [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION                                    USA
--------------------------------------------------------------------------------
 NUMBER OF     7    SOLE VOTING POWER                               10,936,070.5
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER                                    6,952
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER                          10,936,070.5
 REPORTING     -----------------------------------------------------------------
PERSON WITH    10   SHARED DISPOSITIVE POWER                               6,952
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        10,943,022.5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    11.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                                 IN
--------------------------------------------------------------------------------

NOTE: This Schedule 13D/A5 (a) amends the Schedule 13D filed by the Krehbiel Limited Partnership (the "Partnership") with the Securities and Exchange Commission ("SEC") on June 21, 1993 (the "Original Schedule 13D"), as

CUSIP No. 608554101                    13D                          Page 7 of 11


amended by a Schedule 13D/A1 filed by the Partnership with the SEC on November 22, 1993, by a Schedule 13D/A2 filed by the Partnership with the SEC on November 24, 1993, by a Schedule 13D/A3 filed by the Partnership with the SEC on December 17, 1993 and by a Schedule 13D/A4 filed by the Partnership with the SEC on November 9, 2005 and (b) amends the initial filings on Schedule 13D on November 9, 2005 by each of Frederick A. Krehbiel and John H. Krehbiel, Jr. This filing amends and restates in full each of the items listed below. Defined terms not defined herein have the meanings ascribed to them in the filing made on November 9, 2005.

ITEM 1. SECURITY AND ISSUER

     This statement relates to the Common Stock, par value $.05 per share (the "Common Stock")(1), of Molex Incorporated, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 2222 Wellington Court, Lisle, Illinois 60532-1682.

----------
(1) In accordance with the rules of the Securities and Exchange Commission, this statement does not relate to the Class A common stock, par value $.05 per share ("Class A Common Stock"), or the Class B common stock, par value $.05 per share ("Class B Common Stock"), of the Company. The Class A Common Stock has no voting rights except as otherwise required by Delaware law, and the Class B Common Stock is not registered under Section 12 of the Securities Exchange Act of 1934. The Class B Common Stock is convertible on a share for share basis into Common Stock at any time, at the option of the holder, and therefore represents a right to acquire Common Stock within 60 days and is disclosed herein in disclosing beneficial ownership of Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

     The Shares were contributed to the Partnership by the Partners in order to consolidate the Partners' voting power and control with respect to the Shares in one entity.

     On October 28, 2005, each of Frederick A. Krehbiel and John H. Krehbiel, Jr. established prearranged stock trading plans in order to diversify their investment portfolio and achieve liquidity. The stock trading plans were adopted in accordance with the guidelines specified under Rule 10b5-1 of the Securities Exchange Act of 1934. Frederick A. Krehbiel's plan provides for the sale of up to $10 million worth of Common Stock during the balance of 2005 (commencing in mid-November), and up to $1.4 million worth of Molex Common Stock monthly from March 2006 through December 2006. On February 9, 2006, Frederick A. Krehbiel amended his plan to increase the amount of each of the monthly sales in 2006 from $1.4 million to $2.0 million of Molex Common Stock. The plan of John H. Krehbiel, Jr., which has been completed, provided for monthly sales of up to $1 million worth of Class A Common Stock from December 2005 through November 2006.

     The Partnership or any of the Partners, including Frederick A. Krehbiel and John H. Krehbiel, Jr. may purchase additional shares of Common Stock or Class A Common Stock, from time to time, either in brokerage transactions in the over-the-counter market, in privately-negotiated transactions or upon exercise of stock options. Frederick A. Krehbiel and John H. Krehbiel, Jr. hold stock options to acquire additional shares of Class A Common Stock. Each of Frederick
A. Krehbiel and John H. Krehbiel, Jr. may, from time to time, exercise such options or be granted additional stock options. Any decision to increase their holdings of Common Stock or Class A Common Stock will depend

CUSIP No. 608554101                    13D                          Page 8 of 11


on various factors, including, but not limited to, the price of the shares of Common Stock or Class A Common Stock, the terms and conditions of the transaction and prevailing market conditions.

     The Partnership or any of the Partners, including Frederick A. Krehbiel and John H. Krehbiel, Jr. also may, at any time, dispose of some or all of their Common Stock or Class A Common Stock depending on similar considerations, as well as liquidity and diversification objectives. In addition, Frederick A. Krehbiel and John H. Krehbiel, Jr. expect to make gifts (including gifts to charities) of Common Stock or Class A Common Stock from time to time.

     Except as set forth in this Item 4, neither the Partnership nor any of its Partners has any present plans or proposals that relate to or could result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) and (b) The Partnership beneficially owns, with sole voting and dispositive power, 21,407,343 shares of Common Stock, or 21.5% of the 99,499,595 shares of Common Stock outstanding as of October 27, 2006. Voting and disposition of the Common Stock held by the Partnership requires in each case the unanimous consent of the Partners. In addition, the Partners, including Frederick A. Krehbiel and John H. Krehbiel, Jr., beneficially own shares of Common Stock as set forth on the table below (percentages based on Shares of Common Stock outstanding at October 27, 2006); such beneficial ownership is with sole voting and dispositive power, unless otherwise indicated:

                                  AMOUNT OF SHARES AND
        NAME                      NATURE OF OWNERSHIP             PERCENT
        ----                      -------------------             -------

Trust                       46,472(w)                                  *

Frederick A. Krehbiel    1,654,833     Direct                        1.7%
                             3,745     Owned by Spouse (x)             *
                         3,578,186     Indirect (y)                  3.6%
                          47,052.5     Class B Common Stock (z)        *

John H. Krehbiel, Jr.   10,196,242     Direct                       10.2%
                             6,952     Owned by Spouse (x)             *
                           697,029     Indirect (y)                   .7%
                          42,799.5     Class B Common Stock (z)        *

*    Less than .1%

(w) Voting and disposition of the Common Stock held by the Trust requires in each case the unanimous consent of Frederick A. Krehbiel and John H. Krehbiel, Jr. as co-trustees of the Trust.

(x) Each of Frederick A. Krehbiel and John H. Krehbiel, Jr. holds shared voting and dispositive power over shares owned by his spouse.

(y) Shares reported as "Indirect" in the table above are owned as trustee for family members. As to these shares, the persons above expressly disclaim beneficial ownership and/or personal beneficial interest therein.

CUSIP No. 608554101                    13D                          Page 9 of 11


(z) Each share of Class B Common Stock represents a right to acquire one share of Common Stock. See FN1 in Item 1, above.

                                   ----------

     (c) During the last 60 days, none of the Partnership, the Trust, Frederick
A. Krehbiel or John H. Krehbiel, Jr. had any transactions in Common Stock, except that:

     - Frederick A. Krehbiel made charitable gifts of 2000 shares, 1000 shares and 3000 shares of Common Stock, each on October 27, 2006, and, pursuant to his 10b5-1 trading plan, made open market sales of 50,500 shares of Common Stock on October 16, 2006, at an average per share price of $39.5441, and 60,000 shares of Common Stock on November 15, 2006, at an average per share price of $33.3067; and

     - John H. Krehbiel, Jr. made gifts on October 24, 2006 of an aggregate of 2,010 shares of Common Stock to his children, an aggregate of 1,340 shares of Common Stock to trusts for the benefit of his grandchildren, and 27,895 shares of Common Stock to his family trust; he is not a trustee of the aforementioned trusts.

     (d) No person other than the Partnership or any of the Partners has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, Common Stock beneficially owned by the Partnership. No person other than Frederick A. Krehbiel or John H. Krehbiel, Jr. has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of Common Stock beneficially owned by them, respectively, except in the case of Common Stock for which their ownership is identified in
Item 5(a), (b), as Indirect or Owned by Spouse.

     (e) Not applicable.

                                   ----------

     The filing of this Schedule 13D shall not be construed as an admission that any of the Partnership, Frederick A. Krehbiel or John H. Krehbiel, Jr. is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), or for any other purpose, the beneficial owner of any securities other than the securities stated herein to be beneficially owned by such persons. If, however, such persons are considered to constitute a "group" for purposes of section 13(d)(3) of the Exchange Act, each of them would be considered to be the beneficial owner of an aggregate of 37,634,182 shares of Common Stock (including shares of Class B Common Stock), or approximately 37.8% of the Common Stock outstanding as of October 27, 2006.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Pursuant to the terms of the Partnership Agreement, Partnership actions with respect to the Shares, including the exercise of voting rights and any action to sell, option, exchange or otherwise dispose of the Shares, require the unanimous approval of the Partners.

CUSIP No. 608554101                    13D                         Page 10 of 11


     Frederick A. Krehbiel and John H. Krehbiel, Jr., who are Co-Chairmen of the Board of the Company, consult with each other and exchange information concerning the Company.

     Other than (a) as described under this Item 6, (b) the line of credit of up to $10 million of John H. Krehbiel, Jr. with Harris Bank and Trust Co., to which he has pledged certain shares of Common Stock and Class A Common Stock (c) the line of credit (aggregating up to $20 million) and one year term loan ($750,000) of Frederick A. Krehbiel from JPMorgan Chase Bank, N.A., to which he has pledged certain shares of Common Stock, and (d) the agreement of the Partnership, Frederick A. Krehbiel and John H. Krehbiel, Jr. to jointly file this Schedule 13D, the filing persons have no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     1. Limited Partnership Agreement dated June 11, 1993 among John H. Krehbiel, as Trustee of the John H. Krehbiel Trust dated May 14, 1981, as amended and restated, Frederick A. Krehbiel and John H. Krehbiel, Jr. (excerpts relating to voting and disposition of Shares) (incorporated by reference to Exhibit 1 to Original Schedule 13D).

     2. Joint Filing Agreement dated as of November 9, 2005 by and among the Partnership, Frederick A. Krehbiel and John H. Krehbiel, Jr. (incorporated by reference to the Schedule 13D/A4 of the Partnership and the initial filings on Schedule 13D by Frederick A. Krehbiel and John H. Krehbiel, Jr.).

CUSIP No. 608554101                    13D                         Page 11 of 11


                                    SIGNATURE

     After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

     Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

     November 21, 2006

                                        KREHBIEL LIMITED PARTNERSHIP


                                        By: /s/ FREDERICK A. KREHBIEL
                                            ------------------------------------
                                            Frederick A. Krehbiel,
                                            as General Partner


                                            /s/ FREDERICK A. KREHBIEL
                                            ------------------------------------
                                            Frederick A. Krehbiel


                                            /s/ JOHN H. KREHBIEL, JR.
                                            ------------------------------------
                                            John H. Krehbiel, Jr.